                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                         FOR THE MONTH OF OCTOBER, 2001.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F       X      Form 40-F
                    -----------            ------------

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes                No        X
              -----------        -----------

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______.)

                                 CNH GLOBAL N.V.


Form 6-K for the month of October, 2001

List of Exhibits:

1. Registrant's Summary North American Retail Unit Sales Activity For Selected Agricultural and Construction Equipment, During the Month of September and Cumulative for 9 Months, 2001, And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of August 2001 Relative to Industry Results or Levels, Compared with Prior Year Periods








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                                                                      [CNH LOGO]

                                CNH Global N.V.

               Summary North American Retail Unit Sales Activity
             For Selected Agricultural and Construction Equipment,
        During the Month of September and Cumulative for 9 Months, 2001,
     And Indicators of North American Dealer Inventory Levels for Selected Agricultural Equipment at the End of August 2001 Relative to Industry
              Results or Levels, Compared with Prior Year Periods

The following table summarizes selected agricultural and construction equipment industry retail unit sales results in North America as compared with prior year periods. Industry results for the current periods are expressed as a percentage change from the prior year periods, by major product category. The percentage change reflects only industry retail unit sales results and is derived from flash, or preliminary actual, data of the U.S. Equipment Manufacturers Institute ("EMI") and of the Canadian Farm and Industrial Equipment Institute ("CFIEI").

These industry data are based on unit sales as preliminarily reported by EMI and CFIEI member companies and include most, but not all, of the equipment sold in each of the categories. The data are subject to revision from time to time and caution should be maintained when using the data for any purpose. Actual results will vary and may not be known for some time. Over time, industry results will be adjusted to reflect actual sales differences, reclassifications, or other factors. Retail unit sales will fluctuate from month to month due to several factors, including timing of new products and new product introductions, product availability, and sales programs. CNH Global N.V.'s performance for the same periods is described relative to the change in industry results.

Also included in the table are indicators of North American dealer inventory levels. Industry data are derived from the flash, or preliminary actual, data of the EMI and CFIEI and expressed as the number of months of inventory on hand, based on the simple average of the previous 12 months retail unit sales results. CNH Global N.V.'s dealer's inventory levels for the same periods are described relative to the industry levels.

This information reflects point-in-time data that is not necessarily representative of either the market nor of CNH Global N.V.'s relative performance going forward, nor does it reflect or imply any forward-looking information regarding the market or CNH Global N.V.'s relative performance in that market.

Copies of the relevant Agricultural Flash report from EMI and CFIEI follow the table.

PAGE 2                    CNH GLOBAL N.V.               SEPTEMBER N.A. ACTIVITY

------------------------------------------------------------------------------------------------------------------------------------

                                             SUMMARY OF NORTH AMERICAN RETAIL ACTIVITY
------------------------------------------------------------------------------------------------------------------------------------
                                  TOTAL NORTH AMERICAN                                CNH RELATIVE PERFORMANCE
  CATEGORY                              INDUSTRY                                            (ALL BRANDS)
------------------------------------------------------------------------------------------------------------------------------------
RETAIL UNIT SALES:
MONTH OF (SEPT. 2001)
------------------------------------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)                      + 16.4%                       up significantly more than the industry
------------------------------------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)                     + 16.2%                                up high single digits
------------------------------------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)                       + 7.8%                       up significantly more than the industry
------------------------------------------------------------------------------------------------------------------------------------
4 wheel drive tractors                         (21.3%)                    down less than the industry, low double digits
------------------------------------------------------------------------------------------------------------------------------------
Total tractors                                 + 14.9%                         up moderately more than the industry
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Combines                                        +21.7%                       up significantly more than the industry
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Loader/backhoes                                 (2.7%)                                 up mid single digits
------------------------------------------------------------------------------------------------------------------------------------
Skid Steer Loaders                             (21.1%)                    down less than the industry, low double digits
------------------------------------------------------------------------------------------------------------------------------------
Total Heavy
Construction Equipment                         (18.3%)                   down less than the industry, high single digits
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
RETAIL UNIT SALES:
9 MONTHS, 2001
------------------------------------------------------------------------------------------------------------------------------------
Agricultural Tractors:
under 40 horsepower (2WD)                       + 8.7%                       up significantly more than the industry
------------------------------------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)                      + 6.4%                up slightly less than the industry, low single digits
------------------------------------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)                       + 6.2%               up moderately more than the industry, low double digits
------------------------------------------------------------------------------------------------------------------------------------
4 wheel drive tractors                         + 11.4%           up significantly more than the industry, moderate double digits
------------------------------------------------------------------------------------------------------------------------------------
Total tractors                                  + 7.7%               up moderately more than the industry, low double digits
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Combines                                       + 23.2%                         up slightly more than the industry
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Loader/backhoes                                (17.5%)                        down slightly more than the industry
------------------------------------------------------------------------------------------------------------------------------------
Skid Steer Loaders                              (9.2%)               down slightly less than the industry, mid single digits
------------------------------------------------------------------------------------------------------------------------------------
Total Heavy
Construction Equipment                         (12.5%)                           down, in line with the industry
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
DEALER INVENTORIES:
END OF AUGUST 2001
------------------------------------------------------------------------------------------------------------------------------------
Agricultural Tractors:
 under 40 horsepower (2WD)                 6.4 months supply                     1 month less than the industry
------------------------------------------------------------------------------------------------------------------------------------
40 to 100 horsepower (2WD)                 5.8 months supply                more than 1 month less than the industry
------------------------------------------------------------------------------------------------------------------------------------
over 100 horsepower (2WD)                  4.5 months supply                  about 1/2 month less than the industry
------------------------------------------------------------------------------------------------------------------------------------
4 wheel drive tractors                     3.3 months supply                 more than 1 month less than the industry
------------------------------------------------------------------------------------------------------------------------------------
Total tractors                             5.9 months supply                 more than 1 month less than the industry
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Combines                                   4.2 months supply                     1 month more than the industry
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


Dated: October 17, 2001

                          SEPTEMBER 2001 FLASH REPORT
                             U.S. UNIT RETAIL SALES
                       (Report released October 11, 2001)

------------------------------------------------------------------------------------------------------------
                                                                                                   AUGUST
                                                                                                    2001
                    SEPTEMBER   SEPTEMBER       %                        Y-T-D           %       U.S. FIELD
EQUIPMENT             2001        2000         CHG.      Y-T-D 2001       2000          CHG.      INVENTORY
---------             ----        ----         ----      ----------       ----          ----     ----------
                                                                                                     (*)
------------------------------------------------------------------------------------------------------------
2 WHEEL DRIVE

------------------------------------------------------------------------------------------------------------
Under 40 HP           6,999       6,042       15.80%        72,337        66,682        8.50%       46,331

------------------------------------------------------------------------------------------------------------
40 & Under            4,443       3,862       15.00%        40,901        38,629        5.90%       24,194
100 HP
------------------------------------------------------------------------------------------------------------
100 HP & Over         1,000         992        0.80%        12,400        12,116        2.30%        5,836

------------------------------------------------------------------------------------------------------------
TOTAL                12,442      10,896       14.20%       125,638       117,427        7.00%       76,361

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
4 WHEEL DRIVE           154         200      -23.00%         2,555         2,299       11.10%          896

------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
TOTAL FARM           12,596      11,096       13.50%       128,193       119,726        7.10%       77,257
WHEEL
TRACTORS
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
COMBINES                917         736       24.60%         4,544         3,531       28.70%        2,206
(SELF-
PROPELLED)
------------------------------------------------------------------------------------------------------------

[Graphic data included at this point in the Flash Report has been omitted due to the inability of it being reproduced in the Edgarization process. Such data is available from the Equipment Manufacturers Institute.]

Published monthly, the EMI Agriculture Flash Report compares monthly data from the current and past year of the U.S. unit retail sales of two and four wheel drive tractors and self-propelled combines. Data shown on the report are estimates which are subject to revisions when final detail data become available. Because of the seasonal nature of the industry, comparisons of monthly data from one period to another should be done with extreme caution. Data presented in the report represents most, but not all, of the manufacturers in each product category being sold at retail in the 50 states and the District of Columbia.

Note: Ag Flash Report is updated every 15th of the month.

For further information, please contact Jeffrey Arnold, EMI Director of Statistics Administration or Mary Matimore, EMI Statistical Assistant.


                       Equipment Manufacturers Institute
                 10 S. Riverside Plazao  Chicago, IL 60606-3710
                              Phone: 312-321-1470
                               Fax: 312-321-1480
                              E-mail: emi@emi.org

Copyright(C)2001 by the Equipment Manufacturers Institute.  All rights reserved.

                                  [CFIEI Logo]

                          September 2001 Flash Report

                     Canada Report - Retail Sales in Units
                       (Report released October 11, 2001)

The Canadian Farm & Industrial Equipment Institute, Burlington, Ontario today announced retail sales of farm tractors and combine harvesters in Canada for the month.

These data are based on unit sales reported by CFIEI member companies. This report includes most, but not all of the machines and implements sold in each of these categories. These data are subject to revision from time to time and caution should be maintained when using the data for any purpose.

----------------------------------------------------------------------------------------
                         September               September                August
                                                Year-To-Date
----------------------------------------------------------------------------------------
                                                                      2001       2000
    Equipment        2001  2000   % Chg.    2001    2000   % Chg.   Canadian   Canadian
                                                                     (Field)    (Field)
                                                                    Inventory  Inventory
----------------------------------------------------------------------------------------
2 Wheel Tractors
----------------------------------------------------------------------------------------
Under 40 HP           429   329    30.4%    3,768   3,311    13.8     3,017      2,267
----------------------------------------------------------------------------------------
40& Under 100 HP      462   360    28.3%    4,688   4,221   11.1%     3,914      3,443
----------------------------------------------------------------------------------------
100 HP & Over         205   126    62.7%    2,537   1,951   30.0%     1,445      1,382
----------------------------------------------------------------------------------------
Total               1,096   815    34.5%   10,993   9,483   15.9%     8,376      7,092
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
4 WD Tractors          12    11     9.1%      398     352   13.1%       183        141
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
Total Farm Wheel
Tractors            1,108   826    34.1%   11,391   9,835   15.8%     8,559      7,233
----------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------
Combines
(Self-Propelled)      120   116     3.4%      843     842    0.1%       481        592
----------------------------------------------------------------------------------------

                 CANADIAN FARM & INDUSTRIAL EQUIPMENT INSTITUTE
                     3350 South Service Road, Garden Level
                      Burlington, Ontario, Canada, L7N 3M6
                   Phone: 905-632-8483 (*) Fax: 905-632-7138
                             E-Mail: info@cfiei.ca

        Copyright(C)2001 Canadian Farm & Industrial Equipment Institute.
                              All rights reserved.


SEND MAIL TO WEBMASTER WITH QUESTIONS OR COMMENTS ABOUT THIS WEBSITE. LAST MODIFIED: OCTOBER 17, 2001

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                            CNH Global N.V.



                                            By:  /s/ Debra E. Kuper
                                                 ------------------------------
                                                     Debra E. Kuper
                                                     Assistant Secretary



October 17, 2001